Exhibit 99.2

SILVERCORP METALS INC. (the “Corporation”)
Annual General Meeting of Shareholders
September 30, 2010

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the meeting: 114,616,133 or 69.46% Total outstanding Common Shares as at record date: 165,011,041

General Business:

1.	The following nominees were elected as directors to serve until the close of the annual meeting or until their successors are duly elected or appointed:
Dr. Rui Feng
Myles Gao
S. Paul Simpson
Yikang Liu
Earl Drake
Dr. Robert Gayton

2.

Ernst & Young LLP, Chartered Accountants, were re-appointed as auditors until the close of the next annual meeting or until a successor is appointed at a remuneration to be fixed by the Board of Directors.

Special Business:

3.

The shareholders voted on a motion to approve all acts of the directors and officers of the Company on its behalf during the preceding year. The motion was carried and the results of the vote were as follows:

For the motion: 110,639,063 (96.54%)